

January 6, 2010

Room 4631

James S. Porter
Chief Financial Officer
Apogee Enterprises, Inc.
7900 Xerxes Avenue South – Suite 1800
Minneapolis, Minnesota 55431

>   **Re: Apogee Enterprises, Inc.**
>   **Definitive Proxy Statement filed May 12, 2009**
>   **File No. 000-06365**

Dear Mr. Porter:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed May 12, 2009

1. Each of our comments on your proxy statement disclosures relates to executive compensation. You should provide responsive disclosure in your future filings. In addition, please show us supplementally what your disclosure in response to these comments would look like for the compensation you report in this proxy statement.

Compensation Elements and Determination Factors, page 27

2. We note disclosure on page 27 that base salary, actual short-term incentive plan payouts and long-term incentive plan annual awards are determined and adjusted due to the individual performance of named executive officers. We note

disclosure on page 35 that salary increases for your named executive officers were determined after considering a number of factors including individual performance. We also note disclosure on page 34 of the factors of individual performance of your chief executive officer. In future filings, please disclose the elements of individual performance you consider when deciding to increase base salaries and to pay short-term and long-term incentive compensation to your named executive officers, other than your chief executive officer, pursuant to Item 402(b)(2)(vii) of Regulation S-K.

Short-Term Incentive Plan, page 31

3. In future filings, please elaborate on why you use two different plans to provide your executives with short-term cash incentive compensation. Explain more clearly how the benefits under each plan are different and why the Committee would chose to compensate executives under one plan or the other. We note that you already have disclosure that the annual cash incentive plan awards are based entirely on objective financial performance metrics, while Executive MIP awards are based on other factors.

Long-Term Incentives, page 36

4. In future filings, for each of your named executive officers, please disclose the business objectives that form the basis of the number of SARs previously granted, to the extent that such SARs vest in the year for which compensation is being reported. We note that from fiscal 2006 through fiscal 2009 you granted SARs that vest over a three year period. Similarly, please disclose the individual business objectives that form the basis for the fixed dollar value of time-based restricted stock awards granted commencing with fiscal 2010.

5. Please explain how you determine the target dollar value of SARs you have granted, to the extent that such SARs vest in the year for which compensation is being reported. Please also clarify how the number of SARs is determined. We note that you state that this number was based on the achievement of an individual's business objectives, but also that it was calculated by dividing the target dollar value by the fair value of the award. Therefore, it is not clear how the achievement of the business objectives impacted the number of SARs granted. See Items 402(b)(2)(v) and (vii) of Regulation S-K.

6. Regarding your decision to grant time-based restricted stock commencing in fiscal 2010, please clarify why you believe that restricted stock awards may require the use of fewer shares of stock than SARs or stock options to deliver similar value.

Performance Shares and Performance Share Units, page 33

7. Please disclose the predetermined corporate financial goals for (1) average return on invested capital, (2) cumulative earnings per share, and (3) market share growth. While the disclosure that appears on page 37 above "Fiscal 2007-2009 Performance Share Payout" links the payout level to what we assume are the actual results under these measures, the predetermined targets appear to be material to and form the basis of the Committee's decision regarding the amount of the performance share awards granted. Please also ensure that you disclose the predetermined goals to be met in order for the unvested Performance Share awards granted in prior years to be earned.

 As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

James S. Porter
Apogee Enterprises, Inc.
January 6, 2010
Page 4

You may direct questions to Sherry Haywood, Attorney, at (202) 551-3345 or Pam Long, Associate Director, at (202)551-3765.

Sincerely,

Terence O'Brien
Accounting Branch Chief